EXHIBIT 99.3

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 13, 2014

Seabridge Gold Files First Quarter 2014
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold reported today that it has filed its Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2014 on SEDAR.

The Company incurred a net loss for the three months ended March 31, 2014 of $2.4 million or $0.05 per share compared to a net loss of $3.5 million or $0.08 per share in the comparative period ended March 31, 2013. In the first quarter of 2014, The Company spent $3.9 million on the KSM project while responding to comments from regulatory bodies during their continuing review of the environmental assessment filed with the British Columbia and federal governments in 2013 and preparing for the 2014 drilling and exploration program.

To view the first quarter 2014 interim financial statements and management’s discussion and analysis for the three months ended March 31, 2014 on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2012 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net